# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 07/28/2025
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Era Anagnosti, DLA Piper LLP (US), 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 213,246,220; shared voting power 0; sole dispositive power 213,246,220; shared dispositive power 0; aggregate amount beneficially owned 213,246,220 (66.35% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No.1 to Schedule 13D is filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person") to report a change in the nature of its beneficial ownership of the ordinary shares, nominal value TRY 0.20 per share ("Ordinary Shares") of D-MARKET Electronic Services & Trading, a joint stock company incorporated under the Laws of the Republic of Turkiye (the "Issuer"). The Schedule 13D (the "Schedule 13D") filed by the Reporting Person on February 5, 2025 is hereby amended and supplemented by this Amendment No. 1. This amendment is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended and restated by the following:

The Reporting Person purchased the Ordinary Shares reported herein on January 29, 2025, pursuant to the Purchase Agreement (as defined below) using cash on hand. The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein. As provided in the response to Item 4 of this Schedule 13D, certain of the shares were subject to that certain Share Pledge Agreement, dated as of January 29, 2025, by and among Hanzade Vasfiye Dogan Boyner, Vuslat Dogan Sabanci, Yasar Begumhan Dogan Faralyali, Arzuhan Dogan Yalcindag, and Isil Dogan (collectively, the "Sellers") and Joint Stock Company Kaspi.kz (the "Share Pledge"), which terminated on July 28, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby supplemented by adding the following:

On July 28, 2025, the Reporting Person paid the Deferred Cash Consideration to the Sellers, the Pledged Shares were released and the Share Pledge and Share Pledge Agreement terminated.

[The disclosure in Item 4 is hereby amended by replacing the last paragraph of that item with the following:

The Reporting Person intends to re-examine its investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Person deems material, the Reporting Person may from time to time acquire additional Ordinary Shares. The Reporting Person has not determined which, if any, courses of action it may ultimately take. The Reporting Person's future actions with regard to the Issuer are dependent on its evaluation of a variety of factors, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Person has no current plans or proposals with respect to the Issuer.]

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 1, the Reporting Person beneficially owns 213,246,220 Ordinary Shares of the Issuer, representing 66.35% of the total outstanding Ordinary Shares.(1)

(1) The percentage ownership is based on 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 1, the Reporting Person beneficially owns 213,246,220 Ordinary Shares of the Issuer, representing 66.35%(1) of the total outstanding Ordinary Shares, as set forth below:
Sole power to vote or direct the vote of: 213,246,220
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 213,246,220
Shared power to dispose of or to direct the disposition of: 0

(1) The percentage ownership is based on 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 of this Amendment No. 1 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 6 of this Amendment No. 1 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 is hereby supplemented by adding the following:

On July 28, 2025, the Reporting Person paid the Deferred Cash Consideration owed to the Sellers, the Pledged Shares were released and the Share Pledge and Share Pledge Agreement terminated.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (07/30/2025)